U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

 Hoyng                             Daniel                   J.
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   (Last)                           (First)             (Middle)

c/o Joshua Tree Construction, Inc.
3635 Boardman Canfield Road
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                                    (Street)

Canfield                               OH                44406
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   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

                         Joshua Tree Construction, Inc.
                                (OTCBB: JSHT.OB)
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year

                                  March, 2002

________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [ ]  Other (specify below)

          President and Chairman
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

Common Stock par value $.001          3/14/2002      J               833,334     A      N/A      0              (1)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock par value $.001          3/20/2002      J                10,000     D      .25      0              (1)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock par value $.001          3/20/2002      J                10,000     D      .26      0              (1)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock par value $.001          3/20/2002      J                13,334     D      .24      0              (1)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock par value $.001          3/21/2002      J                98,125     D      .16      0              (1)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock par value $.001          3/21/2002      J               100,000     D      .16      0              (1)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock par value $.001          3/27/2002      J               100,000     D     .125      0              (1)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock par value $.001          3/27/2002      J               151,800     D     .125      0              (1)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock par value $.001          3/27/2002      J               150,075     D     .125      0              (1)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock par value $.001          3/27/2002      J               200,000     D     .125      0              (1)
------------------------------------------------------------------------------------------------------------------------------------
(1) Securities held in account as an accommodation to a third party and released from the account during the period.

Explanation of Responses
------------------------
Mr. Hoyng disclaims beneficial ownership of all of the securities which are the subject of this Form 4.


Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

Not Applicable

         /s/ Daniel J. Hoyng                                     5/23/02
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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